 Exhibit 99.3

 2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

 Catherine ENCK
Tel. 33 (1) 47 44 37 76

 Patricia MARIE
Tel. 33 (1) 47 44 45 90

 Paul FLOREN
Tel. : 33 (1) 47 44 45 91

 Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

 Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

 Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

 Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

 Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

 Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

 Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

 TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

 www.total.com

FOR IMMEDIATE RELEASE

Libya’s Offshore Al Jurf Field in Block C 137 Starts Production

Paris, September 5, 2003 — Total announces the start of production from Libya’s Al Jurf field in Block C 137 located around 100 kilometers offshore in water depths of 90 meters.

Total, operator of the block with a 37.5% interest, is partnered with Wintershall (12.5%) and the Libyan National Oil Corporation NOC (50%).

The Al Jurf field development consists of a platform with 10 production wells connected to a floating production storage offloading (FPSO) vessel named Farwah. The FPSO has a storage capacity of more than 900,000 barrels. Production will be 40,000 barrels of oil per day once the field reaches plateau.

This commencement of production will reinforce Total’s position in Libya. In this country, Total already operates the Mabruk field located in the west of the Sirte Basin producing 18 000 barrels of oil daily. Total also holds 30% of the foreign partner’s interest in El Sharara field (NC 115) in the Murzuk Basin, and which produces around 180 000 barrels of oil per day. In addition, the Group is also present in exploration in the Murzuk Basin (blocks NC 186, 187, 190 and 191) and Sirte (block NC 192).

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com